November 25, 2015

Ms. Maryse Mills – Apenteng

Special Counsel

Securities and Exchange Commission

Re: OptiLeaf, Incorporated

File No. 333-202-003

Dear Ms. Mills – Apenteng,

Our client is in receipt of your comment letter dated November 24, 2015, and we have amended the S-1 Registration Statement and filed the Amended S-1 as of today. To further assist in your review of same, we are providing this correspondence to address your most recent comment letter, as follows:

Risk Factors

“We operate in an industry that has various and complex laws …,” page 4

1.	Please expand your risk factor to more clearly identify risks to your company resulting from engaging in the cannabis business, including possible law enforcement consequences under federal and state laws. Also revise the risk factor caption to refer specifically to the illegal nature of the cannabis industry under federal law and the laws of some states.

Response: We have amended the Risk Factors section in our S1-A to address this comment.

Experts, page 33

2.	We note from your response to prior comment 1 that you have filed a letter from David A. Aronson, CPA, P.A. as Exhibit 16 stating that the firm agrees with your statements pertaining to its engagement and subsequent dismissal. However, the letter references a Thomas Tran OptiLeaf, Incorporated November 24, 2015 Form 8-K dated September 18, 2015 instead of the Form S-1 filed on that date. Additionally, it appears that the letter should be revised and refiled as it memorializes Mr. Aronson’s review of the disclosure in the September 18, 2015 filing, which review necessarily occurred subsequent to the letter date of August 19, 2015.

Response: Mr. Aronson has provided a corrective letter which has been revised to indicate his review and acceptance of the September 18, 2015 S-1. He has dated the letter as of November 24, 2015, the date he revised his letter. We have filed the revised letter as Exhibit 16 to our S-1A.

3.	We note that effective October 2, 2015, the Public Company Accounting Oversight Board (“PCAOB”) revoked the registration of David A. Aronson, CPA, P.A. You can find a copy of the order at http://pcaobus.org/Enforcement/Decisions /Documents/David_A_Aronson.pdf. Please tell us why you have considered the date of dismissal August 19, 2015. Additionally, in providing the information required by Item 304 of Regulation S-K, please also indicate that the PCAOB has revoked the registration of your prior auditor. We believe the revocation of the accountant’s PCAOB registration and the reasons for it would likely be information necessary to make the required statements not misleading in light of the circumstances irrespective of whether the former accountant was dismissed.

Response: We have amended and enhanced our disclosure to address this comment. Please note that our client dismissed Mr. Aronson on August 19, 2015, prior to the revocation. This was due to Mr. Aronson advising us that he was facing potential revocation of his PCAOB status, and our client decided on August 19, 2015 to dismiss Mr. Aronson as a result.

Financial Statements, page F-11

4.	We note that you have provided financial statements as of June 30, 2015. As you prepare your amended document, please be aware of the requirements set forth in Rule 8-08 of Regulation S-X regarding the age of the financial statements included in your filing.

Response: We have revised our S-1 to include September 30, 2015 financial statements.

Sincerely,

James S. Byrd, Jr.
For the Firm